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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plum Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5640 West Maple Rd. Suite 101
(No. and Street)

West Bloomfield	Michigan	48322
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald S. Plaine (248) 568-1426
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR Group, P.C.
(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy. # 800	Southfield	Michigan	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald S. Plaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plum Capital, LLC, as of December 31st, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

NOAH CAPLAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF OAKLAND
MY COMMISSION EXPIRES AUG 21, 202
ACTING COUNTY OF Oakland

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Plum Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plum Capital, LLC as of December 31, 2020, and the related statements of operations, changes in member's equity and its cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plum Capital, LLC as of December 31, 2020, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plum Capital, LLC's management. Our responsibility is to express an opinion on Plum Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plum Capital, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

Auditor's Report on Supplemental Information

The supplemental schedules (Schedule I "Computation of Net Capital Pursuant to Rule 15c3-1(1), Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3" and Schedule III "Information Relating to the Possession or Control Requirements Under Rule 15c3-3") have been subjected to audit procedures performed in conjunction with the audit of Plum Capital, LLC 's financial statements. The supplemental information is the responsibility of Plum Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules (Schedule I "Computation of Net Capital Pursuant to Rule 15c3-1(1), Schedule II "Computation for Determination of Reserve Requirements for Broker/Dealer Under Rule 15c3-3" and Schedule III "Information Relating to the Possession or Control Requirements Under Rule 15c3-3") are fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR Group, P.C.

We have served as Plum Capital, LLC's auditor since 2019.

Southfield, Michigan
February 15, 2021

Plum Capital, LLC

Statement of Financial Condition

As of December 31, 2020

Assets

Cash	$ 30,710
Marketable Securities	85,410
Prepaid Expenses	2,205
Total assets	$ 118,325

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 6,031
Total liabilities	6,031
Member's equity	
Member's equity	112,294
Total member's equity	112,294
Total liabilities and member's equity	$ 118,325

The accompanying notes are an integral part of these financial statements.

Plum Capital, LLC

Statement of Operations

For the Year Ended December 31, 2020

Revenue	
Dividend/Interest	$ 1,457
Investment Gain/Loss from Equity Securities	8,686
Other Income	53,500
Total revenue	$ 63,643
Expenses	
Regulatory Expense	$ 3,714
Compensation	107,312
FINOP and accounting fees	9,585
Professional fees	12,900
Insurance	13,177
Occupancy, computer and telephone	9,453
Other operating expenses	9,607
Total expenses	165,748
Net Loss	**$ (102,105)**

The accompanying notes are an integral part of these financial statements.

Plum Capital, LLC

Statement of Changes in Member's Equity

As of and for the Year Ended December 31, 2020

	Member's Equity
Balance at January 1, 2020	$ 246,608
Capital Contributions	148,880
Distributions to Members	(181,089)
Net income	(102,105)
Balance at December 31, 2020	**$** 112,294

The accompanying notes are an integral part of these financial statements.

Plum Capital, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flow from operating activities:	
Net Loss	**$(102,105)**
Adjustments to reconcile net income to net cash Provided by (used in) operating activities:	
(Gain) loss from equity securities	(8,686)
Increase (Decrease) in assets:	
Prepaid Expenses	2,979
Increase (decrease) in liabilities:	
Accounts Payable and accrued expenses	1,531
Net cash provided by operating activities	**(106,281)**
Cash flow from financing activities:	
Loan from Member	10,000
Distributions to Members - net	93,684
Net cash provided by financing activities	**103,684**
Net decrease in cash	(2,597)
Cash at beginning of year	**33,307**
Cash at end of year	**$30,710**

Supplemental Disclosure of Cash Flow Information:	
Cash paid during the year for interest	$0.00
Cash paid during the year for income taxes	0.00
Supplemental Disclosure of Non-Cash Financing Activities:	
Payment of loan from member through securities transfer	$ 10,000
Net distribution from securities transfer	$125,893

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plum Capital, LLC (the "Company") was formed in Michigan on March 2, 2017 as a Limited Liability Company. As of January 19, 2019, the Company was approved as a registered broker – dealer by the Financial Industry Regulatory Authority ("FINRA") and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities. The Company does not hold customer funds or safeguard customer securities.

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue from contracts with customers in accordance with FASB 606 *Revenue from Contracts with Customers* (See Note 2).

INCOME TAXES

The Company is a single member LLC and, therefore, is a disregarded entity for tax purposes. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of Michigan has a similar treatment.

The Company is subject to audit by the taxing authorities for the years ending December 31, 2018 through 2020.

SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 15, 2021, the date the financials were available to be issued, and determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CASH AND CASH EQUIVALENTS

The Company considers any investment with a maturity of three months or less at the date of purchase to be cash and cash equivalents. Cash and cash equivalents include accounts which may, at times, exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. At December 31, 2020, there were no accounts with balances that exceeded the FDIC limits.

FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

1. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
2. Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
3. Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available under the circumstances and may include the Company's own data.

As of December 31, 2020 the Company's assets were either cash, prepaid expenses, or marketable securities. The securities were valued as Level 1 inputs at the close of the December 31, 2020 U.S. stock markets. These securities are carried at fair market value on the balance sheet. There were no Level 2 or Level 3 asset valuations.

PAYCHECK PROTECTION PROGRAM LOAN

The Company accounted for the proceeds from the Paycheck Protection Program (PPP), administered by the Small Business Association (SBA), as a government grant in accordance with IASs 20, by analogy. Proceeds were originally reported as a deferred income liability until grant conditions were met. When grant conditions were met, the loan was recognized as other income in the statement of operations. Loan proceeds are reported as operating activities within the statement of cash flows.

Note 2: REVENUE RECOGNITION POLICY

Revenue from Contracts with Customers includes fees received through sales of Limited Partnership Interests. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue from these arrangements is recognized at a point in time, generally the closing date of the transaction. There was no revenue from contracts with customers during 2020.

Note 3: Commitments and Contingencies – Related Parties

Plum Capital, LLC is the lessee on an agreement with a related party that obligates the Company to pay $500 on a month-to-month basis. Total lease expense was $6,000 for 2020. As of December 31, 2020 the company was fully in compliance with the lease agreement.

Note 4: Net Capital

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (both as defined) shall not exceed 15:1. Net Capital and Aggregate Indebtedness change day to day, but on December 31, 2020 the Company had Net Capital of $90,842 which was

$85,842 in excess of its required net capital of $5,000, and the Company's ratio of aggregate indebtedness of $6,031 to Net Capital was 0.066 : 1 which is less than the 15 : 1 maximum ratio allowed for a broker – dealer.

Plum Capital, LLC
Schedule I
Supplemental Computation Pursuant to SEA Rule 17a-5
Computation of Net Capital Pursuant to Rule 15c3-1(1)
December 31, 2020

			2020
Net Capital			
Ownership equity		$	112,294
Less non-allowable assets			(2,205)
Total Allowable Capital			110,089
Less haircuts on investments		$	(12,841)
Less Undue Concentration			(6,406)
Total Net Capital			90,842
Statutory Minimum Net Capital	**$5,000**		
6 2/3% of Aggregate Indebtedness	**$402**		
Minimum Net Capital Requirement			(5,000)
Excess Over Minimum Net Capital Requirement		$	85,842
Total Aggregate Indebtedness		$	6,031
Ratio of Aggregate Indebtedness to Net Capital			6.64%
Schedule of Aggregate Indebtedness			
Expense Reserve		$	2,500
Payroll Liabilities			3,226
Accounts Payable			305
Aggregate Indebtedness		$	6,031

There is no material difference between the net capital stated above and the December 31 2020 FOCUS Report

See Report of Independent Registered Public Accounting Firm and Accompanying Notes

PLUM CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3 (e)
DECEMBER 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3 (e) because it is a "non-covered" firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule for the year ended December 31, 2020.

See Independent Auditor's Report.

“Schedule III

PLUM CAPITAL, LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b)
DECEMBER 31, 2020

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a “non-covered” firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule for the year ended December 31, 2020.

See Independent Auditor’s Report.

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Plum Capital, LLC

We have reviewed management's statements, included in the accompanying Plum Capital, LLC Exemption Report, in which (1) Plum Capital, LLC identified the Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 and (2) Plum Capital, LLC stated that Plum Capital, LLC met the identified provisions throughout the most recent fiscal year without exception. Plum Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plum Capital, LLC's compliance with the provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions pursuant to Footnote 74 to SEC Release 34-70073.

MRPR Group, P.C.

Southfield, Michigan
February 15, 2021

One Northwestern Plaza • 28411 Northwestern Highway • Suite 800 • Southfield, Michigan 48034-5538 • O **248.357.9000** • F 248.357.9001
182 South Industrial Drive • Saline, Michigan 48176 • O **734.429.7172** • F 734.429.7383
www.mrpr.com

ASSERTIONS REGARDING EXEMPTION PROVISIONS

I, Ronald S. Plaine as sole owner of Plum Capital, LLC ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker – dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based on a review of assertions provided by the broker or dealer. Pursuant to that provision, management makes the following assertions:

Identified Exemption Provision:

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to private placement of securities, specifically direct private placements.

Statement Regarding Meeting Exemption Provision:

The Company has maintained compliance with the above throughout the year ended December 31, 2020 without exception.

By:

Ronald S. Plaine, Sole Owner and Principal

February 5, 2021

See Independent Auditor's Report.

PLUM CAPITAL, LLC

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